Exhibit 99.22

LETTER OF CONSENT
Gary W. Taylor, P. Eng.
Manager, Mining,
AMEC Americas Limited

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation (the "Corporation") dated March 30, 2010 (including all exhibits, the "Annual Report") which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "NI 43-101 Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario" dated August 27, 2009 (the "Technical Report") in the Annual Report.

I also consent to the incorporation of the references to my name and the use of the Technical Report in the Annual Information Form of the Corporation, which is included in the Annual Report.

March 30, 2010

By: /s/ Gary W. Taylor
Gary W. Taylor, P. Eng.
Manager, Mining
AMEC Americas Limited